Greenbriar Capital Corp. Greenbriar Capital Holdco Inc. Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7 Phone: 949.903.5906 Fax: 604.608.9572 www.greenbriarcapitalcorp.ca Trading Symbol: Toronto Venture Exchange: GRB US OTC Market: GEBRF

 NEWS RELEASE

GREENBRIAR ANNOUNCES USD $40 MILLION SENIOR CONSTRUCTION FINANCING
MANDATE WITH VOYA INVESTMENT MANAGEMENT, LLC FOR SAGE RANCH

March 30, 2022 - Coquitlam, BC - Greenbriar Capital Corp. ("Greenbriar") announced today it has executed a USD $40 million Mandate Agreement with Voya Investment Management (Voya IM), LLC, the asset management business of Voya Financial, Inc. (NYSE: VOYA), for a senior secured construction loan for the construction of the 995 home Sage Ranch sustainable master planned community project in Tehachapi in Southern California. Voya will receive a bonus of 2 million (3) year Greenbriar common share warrants at CDN $1.25 per share at closing, or the same amount plus a USD $1 million cash break-up fee if the company choses another lender.

Sage Ranch was planned by JZMK Partners Architects and Planners, based on Principals of New Urbanism, which are promoted through traditional neighborhood development with walkable and connected streets, strong streetscapes with housing fronting onto the street, unobtrusive off-street parking, absence of walled communities, orientation to parks near all homes, and architecture consistent with regional and local character.

Sage Ranch is a fully entitled 995 home sustainable subdivision that is both leading edge with the highest quality environmental amenities and a premier location that offers an exceptionally low carbon footprint. Sage Ranch also plays an important role of meeting the needs of the California housing market which is critically short 3.5 million new homes. The following technologies and attributes make Sage Ranch an ethically responsible, near-zero carbon footprint living community:

  Rooftop solar panels for electrical generation on detached homes.

  Tesla (or equivalent) power wall for electric car charging and energy storage (optional).

  Capture and reuse of gray stormwater for outdoor irrigation and other non-potable uses.

  Use of smart meters and smart appliances.

  Energy efficient building materials.

  Walkable lifestyle minimizing daily driving: located immediately adjacent to local schools and walkable to core downtown shopping areas.

  Numerous public parks and open areas with sports facilities

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB  US OTC Symbol: GEBRF

Economics

Altus Group Limited, the real estate industry's gold standard for financial feasibility analysis for banks and lenders, issued on January 25, 2022 their final report on the financial feasibility of Sage Ranch.  The completed 116-page report is highlights the following summary financial conclusions:

To be built in 6 phases over approximately 6 years at a rate of approximately 165 units per year.

A total of 995 units, comprising 1.6 million saleable square feet

Target average sales rate of US$272 per saleable square foot. US$409 million of projected net residential revenue after 6% sales agent fees.

US$174 million projected net profit and 67% profit on cost. Yearly project IRR of 62%.

US$124 million Net Present Value based on a Discount Rate of 6% p.a.

About Greenbriar Capital Corp:

Greenbriar is a leading developer of renewable energy and sustainable real estate. With long-term, high impact, contracted sales agreements in key project locations and led by a successful, industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

About Voya Investment Management, LLC:

A leading, active asset management firm, Voya IM manages, as of December 31, 2021, more than US$264 billion for affiliated and external institutions as well as individual investors. With over 40 years of history in asset management, the firm has the experience and resources to provide clients with investment solutions with an emphasis on equities, fixed income, alternatives and multi-asset strategies and solutions.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This press release may contain forward-looking statements. All statements, other than statements of historical fact, constitute "forward-looking statements" and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company's strategy, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance.

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"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB  US OTC Symbol: GEBRF